Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

10 March 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw 3/23

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	15 January 2004
Date of Change:	4 March 2004
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached
Number of Securities Acquired:	
Number of Securities Disposed:	1,250,000 ordinary shares
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached. **Non Beneficial:** Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	791,434 @ AUD8.3 cents each - received 458,566 @ AUD8.1 cents each - received
Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433	4,016,433		
BB Nominees Pty Ltd	2,094,160	2,292,850		
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000	-	04/03/04	AUD 8.3¢ AUD 8.1¢
TOTAL	7,360,593	6,309,283		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd	2,405,214	2,405,214		
TOTAL	38,785,354	38,785,354		

TOTAL	46,145,947	45,094,637